551 Fifth Avenue • Suite 300 New York, NY 10176 Telephone: 212-297-9708 Facsimile: 866-406-3683 Dean Chin Vice President and Assistant Controller

March 3, 2010

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jessica Barberich, Assistant Chief Accountant

Re:	ABM Industries Incorporated Form 10-K as of October 31, 2008 Filed on December 22, 2008 File No. 001-08929

Ladies and Gentlemen:

In connection with the staff’s letter dated February 23, 2010 relating to the above-captioned Form 10-K, this will confirm my conversation today with Ms. Jaime John of the Division of Corporate Finance that we have agreed that ABM Industries will respond to staff comments set forth in such letter, and provide the additional information requested during our teleconference on February 17, 2010, by March 15, 2010.

Please contact the undersigned at (212) 297- 9708 with any questions concerning the foregoing. The undersigned’s facsimile number is 866-406-3683.

Very truly yours,

/s/ Dean Chin
Dean Chin
Vice President and Assistant Controller